SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PARKER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PARKER-HANNIFIN CORPORATION
6035 PARKLAND BOULEVARD
CLEVELAND, OHIO 44124-4141

Parker Retirement Savings Plan

Index of Financial Statements

Report of Independent Registered Public Accounting Firm    1-2

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2019 and 2018    3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2019 and 2018    4
Notes to Financial Statements    5-11

Supplemental Schedule:
Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)    12-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
the Parker Retirement Savings Plan
Cleveland, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of the Parker Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related notes (collectively refer to as the “financial statements”). In our opinion the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY

Cleveland, Ohio

June 17, 2020

Parker Retirement Savings Plan

Statements of Net Assets Available for Benefits
At December 31, 2019 and 2018

(Dollars in Thousands)	2019	2018
ASSETS
Plan investments at fair value (Note 4)	$4,675,219	$3,823,764
Plan investments at contract value (Note 5)	482,533	470,846
Notes receivable from participants	90,212	85,263
Employer contribution receivable	37,300	33,078
Participants' contribution receivable	316	1,333
Total assets	5,285,580	4,414,284
LIABILITIES	—	—
Net assets available for benefits	$5,285,580	$4,414,284
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2019 and 2018

(Dollars in Thousands)	2019	2018
ADDITIONS
Participants’ contributions	$177,242	$169,419
Employer contributions	107,097	101,153
Net appreciation in fair value of Plan investments	1,036,863	—
Dividend and interest income on Plan investments	50,262	41,157
Interest income on notes receivable from participants	4,721	4,150
Total additions	1,376,185	315,879
DEDUCTIONS
Distributions to participants	502,747	419,990
Net depreciation in fair value of Plan investments	—	618,876
Administrative fees	2,142	1,650
Total deductions	504,889	1,040,516
Net increase/(decrease) before transfers	871,296	(724,637)
Plan transfers	—	233,931
Net increase/(decrease)	871,296	(490,706)
Net assets available for benefits - beginning of year	4,414,284	4,904,990
Net assets available for benefits - end of year	$5,285,580	$4,414,284
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018
(Dollars in thousands)

1. Summary of Significant Accounting Policies
The financial statements of the Parker Retirement Savings Plan (the Plan) are prepared using the accrual method of accounting.
Investment Valuation
The Plan’s investments, except for the fully benefit-responsive investment contract, are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 6 for further discussion). The fully benefit-responsive investment contract is measured at contract value. Contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. (See Note 5 for further discussion).
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.
Costs incidental to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the investment fund to which they relate and are netted against dividend and interest income. Certain administrative costs and expenses incurred by the Plan are paid out of the Plan’s assets, and Parker-Hannifin Corporation (the Company) pays the remainder.
Risks and Uncertainties
Management believes the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. However, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ accounts and the amount reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the fair value of any securities in all the investment funds. Although the annual rates of return for the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.
New Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement." ASU 2018-13 aims to improve disclosure effectiveness by adding, modifying or removing certain disclosure requirements for both recurring and nonrecurring fair value measurements. ASU 2018-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the ASU for any removed or modified disclosure. Adoption of additional disclosures may be delayed until their effective dates. The adoption of ASU 2018-13 during the plan year ended December 31, 2019 did not materially impact the Plan's financial statements or related disclosures.
Other
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit distributions are recorded when paid.
Subsequent Events
On March 11, 2020, the World Health Organization characterized the novel coronavirus (COVID-19) as a pandemic. The impact that COVID-19 will have on the Plan's investments, in subsequent periods, if any, cannot be reasonably estimated at this time due to significant volatility in the global economic environment.
The Plan has evaluated subsequent events that have occurred through the date these financial statements were issued. No subsequent events occurred that required adjustment to these financial statements.

2. Description of the Plan
General
The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan available to all U.S. domestic regular full-time and part-time non-union employees, and some union employees (if negotiated). Employees are eligible for participation in the Plan the first day of the month following their date of hire and are generally automatically enrolled in the Plan after completion of 30 days from the initial hire or rehire date. A separate Retirement Income Account (RIA) also exists within the Plan. Some of the Company’s employees participate in the RIA in lieu of participating in a defined benefit plan. Similar to a defined benefit plan, participants do not make contributions to the RIA. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Participant Contributions
Participants may elect to contribute, through payroll deductions, not less than one percent nor more than 75 percent of their total compensation for a plan year and may change such percentage upon request. Participant contributions are made on a before-tax and/or after-tax basis. Employee contributions and their associated Company matching contributions are primarily recorded in the period that payroll withholdings are deducted from participants. Contributions are subject to certain limitations.
Participants may suspend their employee contributions at any time and may designate one or more of several available funds within the Plan in which their contributions are to be invested. Investment fund elections may be changed at any time. Employees have the flexibility to invest their RIA contributions in any investment fund (except the Parker Stock Fund) offered by the Plan. The available investment funds are:

Mutual funds:

(a)	Vanguard Institutional Index Plus Fund: A mutual fund invested in stocks which comprise the S&P 500 Index.

(b)	Vanguard Extended Market Index Fund: A mutual fund invested primarily in the Standard & Poor’s Completion Index.

(c)
Vanguard Total Bond Market Index Fund: A mutual fund invested in a sampling of assets in the Barclays Capital U.S. Aggregate Float Adjusted Index which maintains a dollar-weighted average maturity consistent with that of the index.

(d)
Vanguard Total International Stock Index Fund: This mutual fund employs an indexing investment approach designed to track the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

(e)
Dodge and Cox International Stock Fund: A mutual fund invested primarily in equity securities including common stocks, preferred stock, and convertible securities issued by well-established non-U.S. companies from at least three different foreign countries, including emerging markets.

(f)
BlackRock Inflation Protected Bond Fund: A mutual fund invested primarily in inflation-indexed bonds issued by the U.S. and non-U.S. governments, their agencies, and non-U.S. corporations. This fund was liquidated and transferred to the Callan Glidepath Funds on September 30, 2019.

Common/Collective funds:

(g)
Callan Glidepath Funds: Twelve common/collective funds which provide a target retirement date investment option to help participants diversify their assets. These funds invest in a diversified mix of asset classes and investment styles that become increasingly conservative over time using both actively and passively managed investments. These Glidepath funds allocate their assets across a broad range of underlying strategies, including global equities, broadly diversified fixed income and private real estate.

(h)
Northern Trust Focus Funds: Twelve common/collective funds which provide a target retirement date investment option to help participants diversify their assets. The Focus Funds are invested in equities, inflation-sensitive securities and fixed income and U.S. Government cash reserves. These funds were liquidated and transferred to the Callan Glidepath Funds effective September 30, 2019.

(i)
Callan Small Cap Equity Fund: A common/collective fund which utilizes underlying funds that primarily invest in the equity securities of small and mid-capitalization companies across diversified economic sectors. This fund holds stocks issued by small and mid-sized companies domiciled primarily within the United States.

(j)
Callan Diversified Real Assets Fund: The fund invests in underlying funds that allocate to asset classes expected to perform well in periods of rising or high inflation, including: infrastructure equity, natural resources equity, public real estate equity, private commercial real estate, and certain bonds and fixed income securities (such as inflation-indexed bonds, U.S. Treasury and agency bonds, and floating rate debt). The underlying funds used in this investment fund manage diversified portfolios of equity, fixed income and private commercial real estate.

(k)
FIAM Small Company Fund: A common/collective fund invested primarily in equity securities of smaller, growing companies listed on national and regional exchanges. This fund was liquidated and transferred to the Callan Small Cap Equity Fund on September 30, 2019.

(l)
RidgeWorth Mid-Cap Value Equity Trust: A common/collective fund invested in a value-oriented portfolio of 60 to 80 stocks with emphasis on dividends, valuation and fundamentals. This fund was liquidated and transferred to the Callan Small Cap Equity Fund on September 30, 2019.

(m)
Aberdeen Emerging Markets Equity Collective Fund - Class M: This fund seeks long term capital appreciation by investing primarily in equity securities of emerging market country issuers. This fund was liquidated and transferred to the Callan Glidepath Funds effective September 30, 2019.

(a)
Vanguard Retirement Savings Trust: A common/collective fund seeking stability of principal and a high level of current income consistent with a two to three-year average maturity. This fund was liquidated and transferred to the BNY Mellon Contract Income Fund effective February 6, 2019.

Equity securities funds:

(n)
Parker Stock Fund: Invested primarily in common shares of the Company purchased on the open market. The Plan restricts participants from investing more than 50 percent of their account balance in the Parker Stock Fund.

(o)
JPMorgan Analyst Large Cap Core Fund: A managed account with an objective of outperforming the S&P 500 Index by approximately two percent annualized over a market cycle; generally, a three to five-year time frame.

Other:

(p)
PIMCO Total Return Portfolio: A managed account invested primarily in investment funds which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

(q)
BrokerageLink Account: This account allows participants to invest in a vast array of investments, including mutual funds, closed-end funds and real estate investment trusts offered from Fidelity Investments (Fidelity) and other companies.

Fully benefit-responsive contract fund:

(r)
Contract Income Fund: A fully benefit-responsive investment contract fund invested primarily in high-quality fixed income investments, such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage and other asset-backed securities. Each of these investments typically provide a stable rate of return for a specific period. See Note 5 for a further description of this fund.

Participant Accounts
The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined daily and exclude contributions receivable and benefits payable.

Parker-Hannifin Corporation Contributions
The Company generally contributes an amount equal to 100 percent of the first three percent and 50 percent of the fourth and fifth percent of the before-tax participant contribution. The Company may also match after-tax participant contributions but matches only 25 percent of the fourth and fifth percent of after-tax participant contributions. Company matching contributions are applied to the before-tax contributions prior to the after-tax contributions. Participants may direct their Company matching funds to any investment fund within the Plan. The Parker Stock Match Fund is the default option for Company matching funds if no other investment fund election is made by the participant. Similar to participant contributions, Company matching contributions may be changed at any time.
Additionally, the Company makes an annual contribution based on age and years of service to eligible participants' RIA accounts each year.
Notes Receivable from Participants
The Plan has a loan provision which allows active participants to borrow a minimum of five hundred dollars up to the lesser of (a) 50 percent of their account balance or (b) fifty thousand dollars less the largest outstanding loan balance in the last 12 months. Participants may not borrow or withdraw any funds from their RIA account. Participant loans must be repaid over a period from one year to 4 1/2 years for general purpose loans and up to 10 years for residential loans. The applicable interest rate is equal to one percent above the published prime rate on the date of the loan. Because of various acquired plan transfers, some participant loans may have interest rates and repayment terms that differ from the Plan’s loan provisions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Upon final liquidation of participant accounts, delinquent loans are reclassified as distributions.

3. Vesting, Withdrawals and Distributions
Contributions are always fully vested, except for the RIA contributions. Upon completion of three years of employment, RIA contributions become fully vested and may be withdrawn from the Plan only after termination. In general, participants’ accounts are disbursed from the Plan after termination of employment, but under certain circumstances, a portion of their accounts may be withdrawn while still actively employed, subject to certain limitations and restrictions.
After participants terminate employment for any reason, accounts may be distributable to the participant or to the participant’s designated beneficiary. Distribution from the Plan may be deferred until the age of 70 1/2 if the participant’s account exceeds five thousand dollars. Distributions are made either in a single payment, quarterly installments or annuity purchase. Upon participant request, the Plan also allows the distribution of Parker common shares for amounts held in the Parker Stock Fund and Parker Stock Match Fund. The Plan provides that mandatory or involuntary lump-sum distributions in an amount more than one thousand dollars, but less than five thousand dollars, shall only be made in the form of an automatic rollover IRA. Dividends received by the Parker Stock Match Fund are either paid to the participants quarterly or annually or reinvested quarterly, at the participants’ election.

4. Plan Investments

The following represents the fair value of Plan investments at December 31, 2019 and 2018:

	2019	2018
Cash and cash equivalents	$157	$138
Mutual funds	880,578	719,833
Equity securities	1,899,584	1,537,956
Common/Collective funds	1,724,759	1,430,070
Self-directed brokerage account	13,175	—
Other securities	156,966	135,767
Total Plan investments at fair value	$4,675,219	$3,823,764

5. Contract Income Fund
The Contract Income Fund holds a portfolio of separate account and synthetic guaranteed investment contracts (GICs) and other short-term securities. The fund is fully benefit-responsive and associated investments are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts since it is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.
The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2019 and 2018:

	2019	2018
Short-term investment fund	$28,471	$36,522
Separate account GICs	—	51,628
Fixed maturity synthetic GICs	61,839	56,918
Constant duration synthetic GICs	392,223	325,778
	$482,533	$470,846

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0 percent.

Fixed maturity synthetic GICs generally consist of an asset or collection of assets and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased, and it will have an interest crediting rate of not less than zero percent.

Constant duration synthetic GICs consist of a portfolio of securities and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that benefit responsive payments will be made at book value for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.
Withdrawals and transfers resulting from certain events, including employer-initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

6. Fair Value Measurements

The following is a summary of Plan investments measured at fair value on a recurring basis at December 31, 2019:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$157	$157	$—	$—
Mutual funds	880,578	880,578	—	—
Equity securities	1,899,584	1,899,584	—	—
Self-directed brokerage account	13,175	13,175	—	—
Total Plan investments in the fair value hierarchy	2,793,494	$2,793,494	$—	$—
Plan investments measured at net asset value (a)	1,881,725
Plan investments at fair value	$4,675,219

The following is a summary of Plan investments measured at fair value on a recurring basis at December 31, 2018:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$138	$138	$—	$—
Mutual funds	719,833	719,833	—	—
Equity securities	1,537,956	1,537,956	—	—
Total Plan investments in the fair value hierarchy	2,257,927	$2,257,927	$—	$—
Plan investments measured at net asset value (a)	1,565,837
Plan investments at fair value	$3,823,764

(a)Plan investments measured at net asset value per share (or its equivalent) as a practical expedient to fair value have not been classified in the fair value hierarchy. These amounts are being presented in the tables above to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

Refer to Note 2 for fund information included in the fair value tables above. The following is a description of the valuation methodologies used to measure the fair values in the tables above. There have been no changes in the methodologies used to measure fair value at December 31, 2019 and 2018.

Cash and cash equivalents: Valued at cost, which approximates fair value.

Mutual funds and equity securities: Measured at fair value using quoted market prices.

Self-directed brokerage account: Valued at the closing price reported on the open market of the individual securities.

Plan investments measured at net asset value per share and excluded from the fair value hierarchy are common/collective funds in the amount of $1,724,759 and $1,430,070, at December 31, 2019 and 2018, respectively and the PIMCO Total Return Portfolio fund in the amount of $156,966 and $135,767, at December 31, 2019 and 2018, respectively. These Plan investments can be redeemed daily, without restriction on the timing of the redemption. Redemption of the entire investment balance generally requires at least 30-days' notice. At December 31, 2019 and 2018, the Plan had no unfunded commitments related to these investments.

The primary investment objective of all investment funds is to obtain a maximum total return and capital appreciation in an amount that at least equals various market-based benchmarks.

7. Tax Status
The Internal Revenue Service has determined and informed the Company, by letter dated April 4, 2017, that the terms of the Plan and related trust, outlined in its determination filing on January 26, 2016, comply with applicable sections of the Internal Revenue Code (IRC). Since the filing, the Plan has been amended to provide for various administrative changes. The Plan Administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

United States generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The Plan Administrator has concluded that, as of December 31, 2019 and 2018, there were no uncertain tax positions taken or expected to be taken by the Plan. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

8. Plan Termination
Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or for any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, all participant accounts would become fully vested.

9. Party-In-Interest
Certain Plan investments are managed by Fidelity. Fidelity Management Trust Company, a subsidiary of Fidelity, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Callan LLC is the Plan's investment advisor. The Plan invests in several Callan sponsored funds which qualify as party-in-interest transactions.
The Plan also holds shares of Parker-Hannifin Corporation common stock. Investment activity related to these shares qualify as party-in-interest transactions.

10. Plan Transfers
As a result of an acquisition, a qualified defined contribution plan was merged into the Plan during the plan year ended December 31, 2018. The value of the individual participant accounts did not change as a result of the transfer of assets to the Plan. The defined contribution plan identified below was merged into the Plan:

Plan Name	Merger Date	Assets Transferred
CLARCOR 401(k) Retirement Savings Plan	February 1, 2018	$233,931

11. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of Net Assets Available for Benefits per the financial statements at December 31, 2019 and 2018, to Form 5500:

	2019	2018
Net Assets Available for Benefits per Financial Statements	$5,285,580	$4,414,284
Adjustment from contract value to fair value for fully benefit-responsive GICs	6,819	(5,962)
Adjustment for deemed distributed participant loans[1]	(3,668)	(3,565)
Net Assets Available for Benefits per Form 5500	$5,288,731	$4,404,757
As a result of the adjustments above, Net income per Form 5500 is $883,974, a $12,678 increase from Net increase per the Statement of Changes in Net Assets Available for Benefits.
1Notes receivable from participants are reported on the Form 5500 as participant loans and are considered to be plan investments, while classified as notes receivable from participants in the Plan’s financial statements.

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2019
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity Investments	Money Market Funds	**	$157
	Vanguard Group, Inc.	Vanguard Institutional Index Fund	**	505,481
*	Callan Open Architecture Trust	Callan Small Cap Equity Fund	**	250,416
	Vanguard Group, Inc.	Vanguard Extended Market Index Fund	**	133,614
	Dodge & Cox	Dodge and Cox International Stock Fund	**	112,021
	Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund	**	80,315
	Vanguard Group, Inc.	Vanguard Total International Stock Index Fund - Institutional Shares	**	49,147
*	Callan Open Architecture Trust	Callan Glidepath Retirement Income Fund	**	40,758
*	Callan Open Architecture Trust	Callan Glidepath 2015 Fund	**	43,843
*	Callan Open Architecture Trust	Callan Glidepath 2020 Fund	**	207,417
*	Callan Open Architecture Trust	Callan Glidepath 2025 Fund	**	338,884
*	Callan Open Architecture Trust	Callan Glidepath 2030 Fund	**	276,084
*	Callan Open Architecture Trust	Callan Glidepath 2035 Fund	**	208,147
*	Callan Open Architecture Trust	Callan Glidepath 2040 Fund	**	156,413
*	Callan Open Architecture Trust	Callan Glidepath 2045 Fund	**	75,700
	Callan Open Architecture Trust	Callan Glidepath 2050 Fund	**	79,234
*	Callan Open Architecture Trust	Callan Glidepath 2055 Fund	**	32,331
*	Callan Open Architecture Trust	Callan Glidepath 2060 Fund	**	13,888
*	Callan Open Architecture Trust	Callan Glidepath 2065 Fund	**	298
*	Callan Open Architecture Trust	Callan Diversified Real Assets Fund	**	1,346
*	Participant Investments	BrokerageLink Account: Various Stocks, Mutual Funds and REITs directed by Participants	**	13,175
	Mellon Investments Corporation	Contract Income Fund	**	489,352
*	Parker-Hannifin Corporation	Parker Stock Fund (1,537,513 Shares)	**	321,585
*	Parker-Hannifin Corporation	Parker Stock Match Fund (5,815,461 Shares)	**	1,214,580
	PIMCO Investments LLC	Short-Term Investment Funds	**	14,237
	PIMCO Investments LLC	PIMCO Private US Government Sector Fund, 2.75%, 8/01/2039	**	31,528
	PIMCO Investments LLC	PIMCO Private Real Return Bond Sector Fund, 4.13%, 10/1/2034	**	11,775
	PIMCO Investments LLC	PIMCO Private Mortgage Sector Fund, 3.24%, 5/1/2023	**	27,291
	PIMCO Investments LLC	PIMCO Private High Yield Sector Fund, 5.50%, 6/01/2025	**	7,035
	PIMCO Investments LLC	PIMCO Private Investment Grade Corporate Sector Fund, 3.76%, 11/1/2023	**	41,427
	PIMCO Investments LLC	PIMCO Private Asset Backed Securities Sector Fund, 1.99%, 3/01/2021	**	13,765
	PIMCO Investments LLC	PIMCO Municipal Sector Fund Portfolio, 4.59%, 3/1/2030	**	1,839
	PIMCO Investments LLC	PIMCO Private Emerging Market Sector Fund, 3.87%, 4/01/2023	**	3,898
	PIMCO Investments LLC	PIMCO Private International Sector Fund,0.54%, 9/01/2028	**	4,171

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2019
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ABBVIE INC; 47,872 SHARES	**	4,239
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ADVANCED MICRO DEVICES; 55,947 SHARES	**	2,566
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ALEXION PHARMACEUTICALS INC; 17,661 SHARES	**	1,910
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ALPHABET INC-CL C; 10,548 SHARES	**	14,103
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ALPHABET INC-CL A; 1,108 SHARES	**	1,484
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ALTICE USA INC- A; 40,448 SHARES	**	1,106
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	AMAZON.COM INC; 6,608 SHARES	**	12,211
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	AMERIPRISE FINANCIAL INC; 15,268 SHARES	**	2,543
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ANALOG DEVICES INC; 35,194 SHARES	**	4,182
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	APPLE INC; 51,315 SHARES	**	15,069
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	AUTOMATIC DATA PROCESSING; 21,958 SHARES	**	3,764
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BANK OF AMERICA CORP; 179,477 SHARES	**	6,321
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BECTON DICKINSON AND CO; 14,865 SHARES	**	4,043
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BEST BUY CO INC; 19,921 SHARES	**	1,759
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BIOGEN INC; 5,348 SHARES	**	1,587
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BOSTON SCIENTIFIC CORP; 117,127 SHARES	**	5,296
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BRISTOL-MYERS SQUIBB CO; 43,687 SHARES	**	2,804
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CIGNA CORP; 26,437 SHARES	**	5,406
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CHARTER COMMUNICATIONS INC-A; 9,992 SHARES	**	4,847
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CHEVRON CORP; 44,641 SHARES	**	5,380
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CITIGROUP INC; 89,320 SHARES	**	7,136
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	COCA-COLA CO/THE; 126,018 SHARES	**	6,975
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	COMCAST CORP-CLASS A; 106,884 SHARES	**	4,807
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CONCHO RESOURCES INC; 20,854 SHARES	**	1,826
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CONSTELLATION BRANDS INC-A; 17,548 SHARES	**	3,330

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2019
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CROWN HOLDINGS INC; 28,892 SHARES	**	2,096
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DEERE & CO; 14,105 SHARES	**	2,455
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DIAMONDBACK ENERGY INC; 34,544 SHARES	**	3,208
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DISCOVERY INC-C; 46,728 SHARES	**	1,425
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DUPONT DE NEMOURS INC; 31,392 SHARES	**	2,015
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	EASTMAN CHEMICAL CO; 34,260 SHARES	**	2,738
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	EDISON INTERNATIONAL; 26,497 SHARES	**	2,015
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	EXPEDIA GROUP INC; 11,820 SHARES	**	1,278
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	FACEBOOK INC-CLASS A; 10,544 SHARES	**	2,164
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	FISERV INC; 20,576 SHARES	**	2,379
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	GENERAL DYNAMICS CORP; 26,838 SHARES	**	4,733
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	HARTFORD FINANCIAL SVCS GRP; 33425 SHARES	**	2,041
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	HOME DEPOT INC; 21,252 SHARES	**	4,641
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	HONEYWELL INTERNATIONAL INC; 30,326 SHARES	**	5,368
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	JOHNSON & JOHNSON; 26,038 SHARES	**	3,798
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	KEYCORP; 161,928 SHARES	**	3,277
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ELI LILLY & CO; 25,583 SHARES	**	3,362
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	LOWE'S COS INC; 25,984 SHARES	**	3,112
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	LYFT INC-A; 24,783 SHARES	**	1,066
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MARATHON PETROLEUM CORP; 30,733 SHARES	**	1,852
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MASTERCARD INC - A; 27,346 SHARES	**	8,165
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MCDONALD'S CORP; 16,409 SHARES	**	3,243
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MERCK & CO. INC.; 44,811 SHARES	**	4,103
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MICROSOFT CORP; 133,001 SHARES	**	20,974
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MORGAN STANLEY; 104,277 SHARES	**	5,331

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2019
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NETFLIX INC; 16,075 SHARES	**	5,201
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NEXTERA ENERGY INC; 23,064 SHARES	**	5,585
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NORFOLK SOUTHERN CORP; 26,111 SHARES	**	5,069
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NORTHROP GRUMMAN CORP; 8,055 SHARES	**	2,771
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NVIDIA CORP; 13,280 SHARES	**	3,125
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	O'REILLY AUTOMOTIVE INC; 11,605 SHARES	**	5,086
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PARSLEY ENERGY INC-CLASS A; 50,715 SHARES	**	959
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PAYPAL HOLDINGS INC; 40,135 SHARES	**	4,341
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PHILIP MORRIS INTERNATIONAL; 46,269 SHARES	**	3,991
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PIONEER NATURAL RESOURCES CO; 18,562 SHARES	**	2,818
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PROCTER & GAMBLE CO/THE; 37,909 SHARES	**	4,735
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PROGRESSIVE CORP; 47,157 SHARES	**	3,414
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PRUDENTIAL FINANCIAL INC; 20,388 SHARES	**	1,911
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	RAYTHEON TECHNOLOGIES CORP; 23,431 SHARES	**	3,509
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	SVB FINANCIAL GROUP; 5,723 SHARES	**	1,437
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	SALESFORCE.COM INC; 33,585 SHARES	**	5,462
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	SCHWAB (CHARLES) CORP; 65,601 SHARES	**	3,120
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	SLACK TECHNOLOGIES INC- CL A; 54,658 SHARES	**	1,229
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	STANLEY BLACK & DECKER INC; 17,228 SHARES	**	2,855
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	TJX COMPANIES INC; 63,350 SHARES	**	3,868
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	T-MOBILE US INC; 20,569 SHARES	**	1,613
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	TEXAS INSTRUMENTS INC; 30,820 SHARES	**	3,954
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	THERMO FISHER SCIENTIFIC INC; 10,377 SHARES	**	3,373
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	UNITEDHEALTH GROUP INC; 24,198 SHARES	**	7,114
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	VERIZON COMMUNICATIONS INC; 74,864 SHARES	**	4,597

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2019
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	VERTEX PHARMACEUTICALS INC; 8,841 SHARES	**	1,936
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	VICI PROPERTIES INC; 95,672 SHARES	**	2,473
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	WELLS FARGO & CO; 67,171 SHARES	**	3,614
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	WEX INC; 5,746 SHARES	**	1,204
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	XCEL ENERGY INC; 66,937 SHARES	**	4,277
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	YUM! BRANDS INC; 23,295 SHARES	**	2,347
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ZIMMER BIOMET HOLDINGS INC; 23,316 SHARES	**	3,496
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	EATON CORP PLC; 33,928 SHARES	**	3,214
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	TRANE TECHNOLOGIES PLC; 24,268 SHARES	**	3,226
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	LINDE PLC; 16,370 SHARES	**	3,485
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NXP SEMICONDUCTORS NV; 26,825 SHARES	**	3,424
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ROYAL CARIBBEAN CRUISES LTD; 13,025 SHARES	**	1,750
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ASML HOLDING NV-NY REG SHS; 6,550 SHARES	**	1,938
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PROLOGIS INC; 36,011 SHARES	**	3,210
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	VENTAS INC; 36,595 SHARES	**	2,142
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	TAIWAN SEMICONDUCTOR-SP ADR; 56,794 SHARES		3,318
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CASH INCLUDING MONEY MARKET AND FUTURES ACCOUNTS	**	5,695
*	Participant Loans	Participant Loans -- 4.25% - 11.75%, maturing through 2031	**	86,544
	Total Investments		$—	$5,251,115
	* Denotes Party-in-Interest
	** Cost information is not required for participant-directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Catherine A. Suever
Catherine A. Suever
Executive Vice President-Finance & Administration and Chief Financial Officer
Parker-Hannifin Corporation,
Plan Administrator
June 17, 2020

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-130123 and 333-186733) pertaining to the Parker Retirement Savings Plan of Parker-Hannifin Corporation of our report dated June 17, 2020, with respect to the financial statements and supplement schedule of the Parker Retirement Savings Plan included in this Annual Report (Form 11-K) as of and for the year ended December 31, 2019.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Cleveland, Ohio

June 17, 2020